Exhibit 99.1

HUB Cyber Security Completes Acquisition of BlackSwan Technologies to Drive AI-Powered Data Solutions for Global Enterprises

This strategic acquisition positions HUB to capitalize on a projected $12.91 billion market by 2032 and deliver advanced security, compliance, and regulatory technologies to banks, fintechs, and governments worldwide.

Tel Aviv, Israel – January 27, 2025 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a global leader in advanced cybersecurity and data fabric technology, is pleased to announce the closing of its highly anticipated acquisition of BlackSwan Technologies, Inc. (“BlackSwan”).

HUB believes that the acquisition of BlackSwan will solidify its position as a leading provider of secured data fabric solutions, offering a critical safeguard for banks, financial institutions and other industries navigating an increasingly complex regulatory and cybersecurity environment. The combined operations of HUB and BlackSwan seek to address a market opportunity believed to exceed $12.91 billion, with significant growth anticipated in 2025 and 2026, fueled by rising customer demands and stricter regulatory requirements.

BlackSwan’s solutions are trusted by large global banks, fintech firms, and governments. The two companies have collaborated for the past six months and are working together to close new contracts in regulatory tech and other critical use cases. With an established presence in Germany, the UK, Sri Lanka, Poland and Israel, BlackSwan brings a diverse, global customer experience and extensive market reach.

Noah Hershcoviz, CEO of HUB Cyber Security, stated, “This acquisition marks a pivotal milestone for HUB, strengthening our position as a leader in secured data management and compliance solutions. We strongly believe BlackSwan’s innovative technologies will enable us to deliver unparalleled value to our clients, particularly in the financial sector, where the demand for robust security and compliance is especially high. With over $50 million invested in BlackSwan’s cutting-edge solutions, we are eager to bring this superior technology to our clients. Our projected revenues from the combined operations are expected to grow significantly and deliver additional bookings of over $25 million in 2025, driven by new customer acquisitions and enhanced operational synergies”.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in advanced cybersecurity solutions that protect sensitive commercial and government information. HUB’s offerings include encrypted computing technologies that prevent hardware-level intrusions and innovative data theft prevention solutions. Operating in over 30 countries, HUB serves a diverse client base with its cutting-edge cybersecurity appliances and services.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits to HUB of the acquisition of BlackSwan, anticipated market opportunity, and projected revenues from the combined operations. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations:

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com